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VANECK MARKS THE 10TH ANNIVERSARY OF THE VANECK VECTORS GOLD MINERS ETF (GDX)

Fund has had a strong start to 2016 as firm's prescient call about a commodity rebound has come to pass

NEW YORK, (May 16, 2016) – VanEck today marks the 10th anniversary of the launch of the VanEck Vectors™ Gold Miners ETF (NYSE Arca: GDX), the first ETF to focus on gold mining equities and the firm's first foray into the ETF space.

At the start of this year, VanEck and its CEO, Jan van Eck, shared their thinking as to why the earlier part of 2016 would potentially see a commodity rebound, something that has come to pass in recent months, particularly with regard to gold.

"A deep-rooted understanding of the commodities sector is in our firm's DNA, as we have been helping investors access commodity-specific opportunities for decades," said Mr. van Eck. "While the past few years saw a number of challenges for commodities, we believe there are strong fundamental and technical aspects driving the recent rebound in the gold market. Based on our research, we think gold will continue to move higher and gold miners – which offer a leveraged play on the metal– should benefit as well."

At launch, GDX was designed to provide investors with a single, comprehensive point of access to a portfolio of companies in the global gold mining space. The Fund at nearly $8 billion in assets, as of the end of April, and is one of the most widely traded equities, let alone ETFs, on the market today. "In a market defined by uncertainty and vulnerable to the actions of global central banks, gold and gold miners can provide diversification to a portfolio of stocks and bonds," said van Eck. "I can't say we anticipated these conditions when we launched GDX ten years ago, but we did recognize the historic role gold has played as a storehouse of value during challenging times."

With nearly 50 years of experience managing gold funds, VanEck has the longest tenure among U.S. asset managers in this sector, and employs some of the nation's leading gold and hard assets investment experts. GDX is one of a suite of gold investments offered by the firm, which provides complimentary approaches to owning gold bullion and gold mining company shares. The [VanEck Vectors Junior Gold Miners ETF (NYSE Arca: GDXJ)](#) provides targeted exposure to the small-cap miner segment of the market. The [VanEck Merk Gold Trust (NYSE Arca: OUNZ)](#) offers investors a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold. Finally, the firm's actively managed flagship gold fund, the [VanEck International Investors Gold Fund (INIVX)](#), was launched in 1968 and has a live track record of more than 40 years of focusing on gold mining equities.

Since bringing GDX to market in 2006, VanEck Vectors has grown into one of the largest ETF families in the world, managing close to 70 funds globally. The firm has branched out from commodities into several other areas, including strategic equity strategies like the [VanEck Vectors Morningstar Wide Moat ETF (NYSE Arca: MOAT)](#), unique fixed income products such as the [VanEck Vectors Fallen Angel High Yield Bond ETF (NYSE Arca: ANGL)](#), a number of municipal bond-focused offerings, and more.

About Van Eck

VanEck's mission is to offer investors intelligently designed investment strategies that take advantage of targeted market opportunities. Founded in 1955, we were a pioneer in global investing with a history of placing clients' interests first in all market environments. Today, the firm continues this tradition by offering innovative active and passive investment portfolios in hard assets, emerging markets, precious metals, fixed income, and other alternative asset classes. VanEck offers a robust lineup of actively managed mutual funds, and VanEck Vectors ETPs span a range of sectors, asset classes and geographies.

As of April 30, 2016, VanEck managed approximately $32.4 billion in assets, including mutual funds, ETFs, and institutional accounts.

Important Disclosures

Diversification does not assure a profit or protect against loss.

Risk Considerations: An investment in GDX, GDXJ, and INIVX may be subject to risks, which include, among others, competitive pressures; dependency on the price of gold and silver bullion which may fluctuate substantially over short periods of time, which may impact smaller companies more so than larger

companies; periods of outperformance and underperformance of traditional investments such as bonds and stocks; natural disasters; and elevated risks associated with early stage mining companies such as major expenditures, properties that may not ultimately produce gold or silver and dependency on securing financing and potentially operating at a loss, all of which may adversely affect the Fund. Foreign investments are subject to risks, which include changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations, and changes in currency exchange rates, which may negatively impact the Fund's return. Small- and micro-capitalization companies may be subject to elevated risks.

This material must be preceded or accompanied by a prospectus. Before investing, you should carefully consider the VanEck Merk Gold Trust's (the "Trust") investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting vaneck.com/ounz or calling 800-826-2333. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

Fund shares are not individually redeemable and will be issued and redeemed at their NAV only through certain authorized broker-dealers in large, specified blocks of shares called "creation units" and otherwise can be bought and sold only through exchange trading. Creation units are issued and redeemed principally in kind. Shares may trade at a premium or discount to their NAV in the secondary market. You will incur brokerage expenses when trading Fund shares in the secondary market. Past performance is no guarantee of future results. Returns for actual Fund investments may differ from what is shown because of differences in timing, the amount invested, and fees and expenses.

Please call 800.826.2333 or visit vaneck.com for a free prospectus and summary prospectus for VanEck Vectors ETFs and VanEck Funds. Investing involves risk, including possible loss of principal. An investor should consider the investment objective, risks, and charges and expenses of the investment company carefully before investing. The prospectus and summary prospectus contain this and information about the investment company. Please read the prospectus and summary prospectus carefully before investing.

Van Eck Securities Corporation, Distributor for GDX, GDXJ, INIVX, MOAT, and ANGL
666 Third Avenue
New York, NY 10017
800.826.2333